EXHIBIT 99.1

WeRide Announces Plan to Expand Commercial Robotaxi Services to 15 Additional Cities Globally

WeRide Announces Unaudited Financial Results for Q1 2025

NEW YORK, May 21, 2025 (GLOBE NEWSWIRE) -- WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD), a global leader in autonomous driving technology, today announced its unaudited financial results for the three months ended March 31, 2025.

Recent Highlights

  WeRide accelerates global commercialization of its autonomous driving services, moving toward scalable operations with additional deployments in international markets.
  WeRide increased its total fleet size to over 1,200 units in the first quarter of 2025, and accumulated more than 2,000 days in public operations with zero regulatory discipline for autonomous driving system failure
  As one of the biggest partnerships of its kind ever announced, WeRide and Uber joined hands to expand commercial robotaxi services to 15 additional cities, following a successful deployment in Abu Dhabi and soon Dubai. Uber has committed to an equity investment of US$100 million, in addition to its existing investment, in WeRide.
  WeRide obtained multiple regulatory approvals for commercial deployments in both domestic and international markets.
  As part of its ongoing efforts to diversify revenue and expand globally, WeRide recorded RMB72.4 million (US$10.0 million) in total revenue in the first quarter of 2025, representing a 1.8% increase from the same period of 2024 despite global economic uncertainties.
  Revenue from robotaxi business recorded RMB16.1 million (US$2.2 million), contributing 22.3% of the Company’s total revenue in the first quarter of 2025, up 10.4 percentage points from its 11.9% share in the same period in 2024.
  Gross profit margin was 35% in the first quarter of 2025, relatively stable compared to the gross profit margin of the fourth quarter of 2024.

Continuous Robotaxi Expansion through Global Strategic Alliances

Expanded global partnership with Uber to 15 additional cities, and Uber’s additional equity investment in WeRide

  In May 2025, WeRide and Uber announced a significant expansion of their strategic partnership to include 15 additional cities within the next five years. This expanded partnership advances WeRide and Uber's shared goal of making autonomous mobility a global reality, with both parties leading the way in delivering advanced technology.
  In these cities, WeRide’s robotaxi services will be available through the Uber app, and Uber will be responsible for fleet operations.
  Uber has committed to an equity investment of US$100 million, in addition to its existing investment, in WeRide as part of expanded partnership. This investment is expected to be called by WeRide and completed by the second half of 2025, with closing subject to customary conditions, unless extended at WeRide’s option. Uber will invest at a price based on the volume-weighted average price of WeRide’s American Depositary Shares (ADS) prior to the closing.

Robotaxi launch in Dubai with Dubai’s Road and Transport Authority (RTA) and Uber

  In April 2025, WeRide announced that it would be integrating its self-driving robotaxis into Dubai’s public transportation system through RTA and Uber.
  This launch represents the second city in the region where WeRide and Uber are collaborating to bring leading autonomous mobility solutions to the general public.
  WeRide, Uber and RTA will collaborate on robotaxi pilot in Dubai, with details of the launch and next steps to be announced in the coming months. The partnership will also explore data insights, safety protocols, and regulatory frameworks to support a smooth transition to autonomous mobility in the city.

Expanded partnership with Tencent Cloud on robotaxi commercialization

  In May 2025, WeRide and Tencent Cloud entered into an expanded strategic cooperation agreement to support WeRide’s autonomous driving R&D efforts, robotaxi commercialization and its expansion into international markets.
  As part of the partnership, the two parties will explore commercial deployment of level-4 autonomous robotaxis. WeRide's robotaxi services will be integrated into platforms such as Tencent Smart Transportation Mini Program on Weixin/WeChat, offering users a new autonomous travel experience that is safer, more convenient, and more comfortable.

Multiple Regulatory and Commercial Breakthroughs Accelerating Global Autonomous Driving Adoption

Robotaxi

  Abu Dhabi driverless testing. In May 2025, WeRide announced the launch of fully driverless robotaxi testing in Abu Dhabi – the first deployment of its kind in the Middle East. Starting in the second quarter of 2025, a fleet of WeRide’s robotaxis will start testing on public roads without safety drivers, marking a major milestone in the advancement of smart mobility in Abu Dhabi. As part of this new phase, WeRide will also extend its robotaxi service coverage to two high-demand islands in Abu Dhabi: Al Maryah Island, the city's financial hub and home to the Abu Dhabi Global Market, and Al Reem Island, a vibrant residential and lifestyle district. Commercial driverless rides and additional service areas are expected to be introduced to the public progressively from the summer of 2025, subject to regulatory approvals.
  Expanding robotaxi commercial operation to additional core areas in Guangzhou, China. In May 2025, WeRide introduced eight autonomous robotaxi pilot operation routes in central Guangzhou, establishing China's first 24-hour autonomous ride-hailing network covering the core areas of a Tier 1 city. This marks a significant step toward the large-scale commercialization of WeRide's robotaxi services. The new 24-hour robotaxi network covers key landmarks in Guangzhou including the Canton Tower, the Canton Fair Complex, Garden Hotel, and Zhujiang New Town, as well as national transportation hubs like Guangzhou Baiyun International Airport and Guangzhou South Railway Station.

Robobus

  France level-4 trial operation permit. In March 2025, our Robobus were granted trial operation permit in France, making WeRide the first and, to date, only autonomous driving company whose products have received operation approvals across five countries: China, the UAE, Singapore, France, and the U.S.
  First fare-charging level-4 robobus service in the heart of Guangzhou. In May 2025, WeRide launched a paid commercial service with its Level-4 robobus in central Guangzhou. This marks the city's first fare-charging autonomous bus line in its downtown core — a significant step toward mass commercialization of WeRide's Level-4 autonomous vehicles. The 55-minute driverless robobus route covers 13.6km, connecting key landmarks of Guangzhou.

Robovan

  Robovan W5 testing permit in China. In April 2025, WeRide received Guangzhou Nansha District’s first batch of driverless road-testing licenses, authorizing its robovan W5 for driverless testing on public roads. This marks the first time such licenses are granted in Guangzhou since Nansha District introduced its trial safety guidelines for autonomous vehicle road testing in the first quarter of 2025.

Robosweeper

  In the first quarter of 2025, WeRide continued to strengthen and deploy its city sanitation solutions across multiple Chinese cities including Guangzhou, Dongguan, Zhengzhou, Erdos, among others. Particularly in Guangzhou and Dongguan, the Company extended its robosweeper operations in this quarter to additional areas beyond the original service areas in the last year, reflecting steady growth and broader adoption of its robosweepers by stakeholders in the urban sanitation sector. WeRide expects to secure agreements to deploy its robosweepers in additional cities across Hebei, Sichuan, and Jiangsu provinces in the second quarter of 2025.
  In May 2025, WeRide's robosweeper S1 launched its trial service in Jurong Lake Gardens, Singapore, marking the first time of the product’s operation in Singapore's heartland areas following the successful launches at Marina Coastal Drive and Esplanade in downtown.

Continuous Advancement of the Universal Autonomous Vehicle (AV) Platform WeRide One

  WeRide One. The Company’s world-leading AV platform WeRide One demonstrates the strongest ability of adaptation across various operation design domain and multi-AV-level use cases. Other than expanding area of driverless testing and operation supported by new permits of robotaxi and robobus, the Company’s logistics and ADAS products leveraging the same universal platform also achieved major breakthroughs.
  New generation of ADAS powered by QNX® OS for Safety. In April 2025, QNX, a division of BlackBerry Limited, and WeRide announced the two companies are working together to help accelerate the advancement and deployment of Software Defined Vehicles (SDVs) for automotive OEMs and suppliers around the world.

Management Commentary

Tony Han, WeRide’s Founder, Chairman, and Chief Executive Officer, commented, “WeRide’s vision is coming to life across regions in Asia, the Middle East, Europe and beyond. Expanding our partnership with Uber into 15 more cities shows the conviction that large-scale robotaxi deployment is no longer theoretical and can be commercially viable. With over 1,200 autonomous driving vehicles running on the road and fully driverless commercial operations in motion, we’re making autonomous driving ever more accessible and affordable to riders around the world. In addition, we are advancing our end-to-end mass-market ADAS solutions that bring real value to OEMs today. These efforts position WeRide as a global leader in shaping the future of autonomous mobility.”

Jennifer Li, WeRide’s Chief Financial Officer and Head of International, added, “WeRide entered 2025 with strong momentum. The follow-on investment from Uber shows not only the commitment to a synergetic partnership but also a clear vote of confidence in our leading technology and ability to scale. This quarter’s revenue growth reflects improving commercial traction, supported by multiple expansion and new deployment in international territories in the Middle East and Europe. We’re focused on building a scalable business backed by leading technology and improving unit economics, and turning global opportunities into long-term value.”

Unaudited First Quarter 2025 Financial Results

Revenues

Total revenue was RMB72.4 million (US$10.0 million) compared to RMB71.2 million in the same period of 2024.

  Product revenue increased to RMB9.5 million (US$1.3 million) from RMB6.5 million in the same period of 2024. The increase was primarily attributable to an increase in the sales of robotaxis and robosweepers in the first quarter of 2025, partially offset by a decrease in the sales of robobuses.
  Service revenue decreased to RMB62.9 million (US$8.7 million) from RMB64.7 million in the same period of 2024. The decrease was primarily due to a decrease of RMB33.5 million in revenue from ADAS research and development services as the customized R&D services for certain clients had been completed in the third quarter of 2024, partially offset by an increase of RMB29.8 million in revenue from intelligent data services commenced in the second half of 2024 and an increase of RMB1.9 million in revenue from operational and technical support services as more technical support services engagement entered into the operation phase.

Cost of Revenue

Cost of revenue was RMB47.1 million (US$6.5 million) compared to RMB41.8 million in the same period of 2024.

  Cost of goods sold decreased to RMB4.8 million (US$0.7 million) from RMB6.2 million in the same period of 2024, primarily due to: (i) part of materials were obsolete and related losses on disposals were recorded as cost of goods in the first quarter of 2024; and (ii) we recorded a writedown of carrying amount of robosweepers with long storage age according to expected decrease in selling price in the first quarter of 2024, while there was no writedown of robosweeper recognized in the first quarter of 2025 as there was no further decrease in expected selling price compared with the estimate in late 2024.
  Cost of services increased to RMB42.3 million (US$5.8 million) from RMB35.6 million in the same period of 2024. The increase was mainly due to an increase of RMB25.9 million in costs for intelligent data services and an increase of RMB4.0 million in costs of operational and technical support services, partially offset by a decrease of RMB23.2 million in costs of ADAS research and development services which was completed in the third quarter of 2024.

Gross Profit and Gross Margin

Gross profit was comprised of gross profit for products of RMB4.7 million (US$0.7 million), representing a gross margin of 49.9%, and gross profit for services of RMB20.6 million (US$2.8 million), representing a gross margin of 32.8%.

Operating Expenses

Operating expenses were RMB463.5 million (US$63.9 million) compared to RMB405.9 million in the same period of 2024. The change was mainly due to a 48.4% increase in personnel-related expenses compared to the same period in 2024. The Company attracted and retained engineers to strengthen and enhance its technological leadership in accordance with business development.

  Research and development (R&D) expenses were RMB325.7 million (US$44.9 million), compared to RMB277.6 million in the same period of 2024. Excluding share-based compensation, R&D expenses were RMB278.0 million, compared to RMB180.5 million in the same period of 2024, representing an increase of 54.0%, The significant increase in R&D expenses was primarily due to (i) an increase of RMB60.9 million in personnel-related expenses driven by headcount increase and average salary increase, (ii) an increase of RMB20.2 million in professional service fees mainly for autonomous driving domain controller development, and (iii) an increase of RMB12.0 million in material consumption and asset depreciation and amortization expenses.
  Selling expenses were RMB13.9 million (US$1.9 million), compared to RMB10.5 million in the same period of 2024. Excluding share-based compensation, selling expenses were RMB12.0 million, compared to RMB7.2 million in the same period of 2024, representing an increase of 66.7%. The increase in selling expenses was primarily due to (i) an increase of RMB1.5 million in personnel costs related to business expansion, and (ii) an increase of RMB1.9 million in marketing expenses for client development.
  Administrative expenses were RMB123.9million (US$17.1 million), compared to RMB117.8 million in the same period of 2024. Excluding share-based compensation, administrative expenses were RMB73.9 million, compared to RMB35.9 million in the same period of 2024, representing an increase of 105.8%. The significant increase was primarily due to (i) an increase of RMB26.2 million in professional services fees mainly related to audit and legal compliance service and (ii) an increase of RMB7.0 million in personnel costs to build necessary support functions for a growing business.

Net Loss

  Net loss was RMB385.1 million (US$53.1 million), compared to RMB468.1 million in the same period of 2024.
  Non-IFRS adjusted net loss1 was RMB294.6 million (US$40.6 million), compared to RMB141.5 million in the same period of 2024.

Basic and Diluted Net Loss Per ADS2

  Basic and diluted net loss per ordinary share was RMB0.46 (US$0.06), compared to RMB3.95 in the same period of 2024.
  Basic and diluted net loss per ADS were RMB1.38 (US$0.18), compared to RMB11.85 in the same period of 2024.

Balance Sheet

  As of March 31, 2025, the Company had RMB4,428.5 million (US$610.3 million) in cash and cash equivalents and time deposits, RMB1,747.7 million (US$240.8 million) in financial assets measured at fair value through profit or loss, and RMB14.7 million (US$2.0 million) in restricted cash.
  As of March 31, 2025, the Company had long-term bank borrowings of RMB47.5 million (US$6.6 million) and short-term bank borrowings of RMB60.0 million (US$8.3 million).

Recent Corporate Updates

  On May 21, WeRide announced that its Board of Directors (the “Board”) has authorized a share repurchase program, under which the Company may repurchase up to US$100 million of its Class A ordinary shares (including in the form of American depositary shares) over the next 12 months.
  Effective March 24, 2025 and April 18, 2025, the Board has officially appointed Mr. Jean-François Salles and Mr. Kazuhiro Doi as members of the Board, respectively, following resignations of Mr. Grégoire de Franqueville and Mr. Takao Asami. Mr. de Franqueville and Mr. Asami’s resignations were not the result of any disagreement with the Company or the Board.

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1 Adjusted net loss is defined as net loss for the year/period excluding share-based compensation expenses, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

2 ADS-to-Class A ordinary share ratio is 1:3.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025.

Use of Non-IFRS Financial Measures

In evaluating its business, the Company considers and uses the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess operating performance. The Company believes that adjusted net loss provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management. The Company defines adjusted net loss as net loss for the year/period excluding share-based compensation expenses, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

The Company presents the non-IFRS financial measure because it is used by its management to evaluate its operating performance and formulate business plans. Adjusted net loss enables the Company’s management to assess the Company’s operating results without considering the impact of the aforementioned non-cash adjustment items that it does not consider to be indicative of its core operations. Accordingly, the Company believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using the adjusted net loss is that it does not reflect all items of expenses that affect the Company’s operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to loss for the year/period or any other measure of performance information prepared and presented in accordance with IFRS or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing the Company’s data comparatively. It is encouraged that you review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

The Company’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on Wednesday, May 21, 2025 (or at 7:00 PM Beijing Time on Wednesday, May 21, 2025). Details for the conference call are as follows:

Event Title: WeRide Inc. First Quarter 2025 Earnings Call

Registration Link:      https://register-conf.media-server.com/register/BI295b033be8d149c4bd4c1066b7046102

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company's investor relations website at ir.weride.ai.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Our autonomous driving vehicles have been tested or operated in over 30 cities across 10 countries. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services that address a vast array of transportation needs across a diverse range of urban use cases across mobility, logistics, and sanitation. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list. For more information, please visit https://www.weride.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC. All information provided in this press release is as of the date of this press release, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor inquiries: ir@weride.ai
Press inquiries: pr@weride.ai

WeRide Inc. Unaudited Condensed Consolidated Statements of Financial Position

		As of
	March 31,	March 31,	December 31,
	2025	2025	2024
	RMB’000	USD’000	RMB’000
ASSETS
Non-current assets
Property and equipment	215,368	29,679	178,179
Right-of-use assets	66,590	9,176	73,564
Intangible assets	20,546	2,831	21,664
Goodwill	44,758	6,168	44,758
Restricted cash – non-current	9,660	1,331	9,669
Deferred tax assets	748	103	997
Financial assets at FVTPL – non-current	46,436	6,399	56,919
Other non-current assets	42,637	5,875	20,025
Total non-current assets	446,743	61,562	405,775

Current assets
Inventories	254,445	35,064	204,705
Contract assets	29,780	4,104	28,005
Trade receivables	206,613	28,472	252,607
Prepayments and other receivables	201,959	27,831	197,652
Prepayments to and amounts due from related parties	38,056	5,244	26,618
Financial assets at FVTPL - current	1,701,242	234,437	1,685,146
Time deposits	251,467	34,653	620,148
Cash and cash equivalents	4,177,056	575,614	4,268,300
Restricted cash – current	4,997	689	4,814
Total current assets	6,865,615	946,108	7,287,995

Total assets	7,312,358	1,007,670	7,693,770

EQUITY
Total equity	6,734,179	927,995	7,066,019

WeRide Inc. Unaudited Condensed Consolidated Statements of Financial Position

		As of
	March 31,	March 31,	December 31,
	2025	2025	2024
	RMB’000	USD’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities – non-current	19,653	2,708	26,059
Long-term bank loan	47,538	6,551	50,040
Deferred tax liabilities	4,237	584	4,486
Other non-current liabilities	1,977	272	4,677
Total non-current liabilities	73,405	10,115	85,262

Current liabilities
Short-term bank loan	60,030	8,272	30,019
Trade payables	25,930	3,573	20,713
Other payables, deposits received and accrued expenses	328,910	45,325	397,755
Contract liabilities	5,810	801	4,476
Lease liabilities – current	37,166	5,122	36,900
Amounts due to related parties	5,668	781	9,450
Put option liabilities – current	41,260	5,686	41,099
Income taxes payable	-	-	2,077
Total current liabilities	504,774	69,560	542,489
Total liabilities	578,179	79,675	627,751

Total equity and liabilities	7,312,358	1,007,670	7,693,770

WeRide Inc. Unaudited Condensed Consolidated Statements of Profit or Loss

	Three Months Ended March 31,
	2025		2024
	RMB’000	USD’000	RMB’000

Revenue
Product revenue	9,500	1,309	6,478
Service revenue	62,937	8,673	64,697
	72,437	9,982	71,175
Cost of revenue(a)
Cost of goods sold	(4,762)	(656)	(6,168)
Cost of services	(42,320)	(5,832)	(35,641)
	(47,082)	(6,488)	(41,809)
Gross profit	25,355	3,494	29,366

Research and development expenses(a)	(325,717)	(44,885)	(277,631)
Selling expenses(a)	(13,931)	(1,920)	(10,521)
Administrative expenses(a)	(123,881)	(17,071)	(117,783)
Other net income	2,684	370	5,966
Impairment loss on receivables and contract assets	(723)	(100)	(5,667)

Operating loss	(436,213)	(60,112)	(376,270)

Net foreign exchange gain	4,072	561	3,722
Interest income	39,746	5,477	48,947
Fair value changes of financial assets at FVTPL	9,183	1,265	3,409
Other finance costs	(1,419)	(196)	(708)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	-	-	(146,384)

Loss before taxation	(384,631)	(53,005)	(467,284)

Income tax	(441)	(61)	(798)

Loss for the period	(385,072)	(53,066)	(468,082)
Loss attributable to ordinary shareholders of the Company	(385,072)	(53,066)	(468,082)
Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share	(0.46)	(0.06)	(3.95)
Loss per ADS
Basic and diluted loss per ADS	(1.38)	(0.18)	(11.85)

Notes:
(a) Includes share-based compensation expenses as follows:

	Three Months Ended March 31,
	2025		2024
	RMB’000	USD’000	RMB’000
Cost of revenue	-	-	(1,430)
Research and development expenses	(47,723)	(6,576)	(97,075)
Administrative expenses	(49,993)	(6,889)	(81,854)
Selling expenses	(1,948)	(268)	(3,267)
Total share-based compensation expenses	(99,664)	(13,733)	(183,626)

WeRide Inc. Reconciliation of IFRS and Non-IFRS results

	Three Months Ended March 31,
	2025		2024
	RMB’000	USD’000	RMB’000
Loss for the period	(385,072)	(53,066)	(468,082)
Add:
Share-based compensation expenses	99,664	13,733	183,626
Fair value changes of financial assets at FVTPL	(9,183)	(1,265)	(3,409)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	-	-	146,384
Adjusted net loss	(294,591)	(40,598)	(141,481)